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                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                               SCHEDULE 13D

               UNDER THE SECURITIES EXCHANGE ACT OF 1934


                            ACADIA GROUP, INC.
                             (Name of Issuer)


                               COMMON STOCK
                      (Title of Class of Securities)


                                004040 101
                              (CUSIP Number)

                          MARK T. THATCHER, ESQ.
                          NADEAU &SIMMONS, P.C.
                         1250 Turks Head Building
                      Providence, Rhode Island 02903
                              (401) 272-5800

              (Name, Address and Telephone Number of Person
            Authorized to Receive Notices and Communications)


                              NOVEMBER 22, 1999
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|.
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

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Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 004040 101                    13D


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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     DOUGLAS FARRAGO

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) |   |
                                                                  (b) |   |


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3    SEC USE ONLY


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4    SOURCE OF FUNDS

     SC

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                      |_|


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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA


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                    -------------------------------------------------
                    7    SOLE VOTING POWER
NUMBER OF
                         DOUGLAS FARRAGO
                         2,465,223

SHARES-------------------------------------------------
                    8    SHARED VOTING POWER
BENEFICIALLY
                         0

OWNED BY-------------------------------------------------
                    9    SOLE DISPOSITIVE POWER

                         DOUGLAS FARRAGO
                         2,465,223

REPORTING-------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
PERSON WITH
                         0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     2,465,223

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*
                                                                      |  |

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     21.5988%

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14   TYPE OF REPORTING PERSON*

     IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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ITEM 1.  SECURITY AND ISSUER

This Statement relates to the Common Stock of Acadia Group, Inc., a Colorado corporation (the "Company" or "Issuer"), which has its principal corporate offices at 415 Rodman Road, Auburn, Maine 04210.


ITEM 2.  IDENTITY AND BACKGROUND

     (a) This Statement is being filed by Douglas Farrago, (the
"Shareholder").

     (b) The business address of the Shareholder is C/O Acadia Group, Inc. 415 Rodman Road, Auburn, Maine 04210.

     (c) The present principal occupation or employment of the Shareholder, Douglas Farrago, is Executive VP, Medical Informatics of the Issuer.

The following table sets forth the membership of the Shareholder and ownership of his Acadia Group, Inc. common stock:

Beneficial Ownership.

PRINCIPAL STOCKHOLDERS

The following table sets forth the beneficial ownership of the ownership of Acadia Group, Inc. ("Acadia" and/or "Registrant") outstanding common stock on December 1, 1999 by (i) each director and executive officer of Acadia, (ii) all directors and executive officers of Acadia as a group, and (iii) each shareholder who was known by the Company to be the beneficial owner of more than five percent (5%) of the outstanding shares of Acadia:

Name                     Position                      Shares        % Owned
-----------------------  ----------------------------  -----------   --------

Emile L. Clavet          Chairman of the Board         1,264,040     11.075%
79 Shepley Street
Auburn, ME  04210

Kevin B. Dean            Board of Director, Secretary  1,264,040     11.075%
98 Davis Avenue          Officer-Executive VP
Auburn, ME  04210        Business Development
                         and Treasurer

Douglas Farrago          Board of Director, Member     2,465,223     21.600%
94 Shepley Street        Officer-Executive VP
Auburn, ME  04210        Medical Informatics

Paul W. Chute            Beneficial Owner              1,081,340      9.474%
76 N. Withman School Rd.
Buckfield, ME  04220

John W. Holt, Jr.        Chief Executive Officer         190,000      1.664%
15 Birchwood Road        and President
Cape Elizabeth, ME 04107

John F. Raden            Executive Vice President        216,000      1.892%
RR1 Box 2309C            Mergers and Acquisitions
Kingfield, ME  04947

Judith M. Brown          Board of Director, Member        40,000      0.003%
1853 Mar West
Tiburon, CA  94920

John L. Crispin          Board of Director, Member        68,000      0.005%
3 Pond Ridge Road
Lewiston, ME  04240

Richard H. Hooper        Executive Vice President        177,000      1.550%
212 Hooper Ledge Road
South Paris, ME  04281

Margaret M. Heath        Secretary                       207,493      1.818%
357 Harris Hill Road
Poland, ME  04274

Jacquelyn J. Magno       Beneficial Owner                785,350      6.881%
124 Fairway Drive
Auburn, ME  04210


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     (d) During the last five years, the Shareholder has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, the Shareholder was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) The Shareholder is a United States citizen.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS

The Shareholder holds the securities described herein in connection with the original issuance of MedLecture.com, Inc., Common Stock, subsequently exchanged with Issuer Common Stock, pursuant to the Articles and Plan of Merger, attached as Exhibit 2.1 and 2.2 of the Issuer's Form 8-K filed with the Securities and Exchange Commission ("SEC") and incorporated herein by reference.

On November 19, 1999, Acadia Group, Inc. ( "Registrant"), formerly known as Acadia National Health Systems, Inc., entered into a Plan of Merger
(the "Plan") whereby MedLecture.com, Inc., a Maine corporation
(hereinafter referred to as "Disappearing Corporation" or "MED"), was merged into WorldLecture.com, Inc., a wholly-owned subsidiary of the Company (hereinafter referred to as "Surviving Corporation" or "WORLD"); and whereby the Company issued shares of its common stock, on a pro rata basis, to the shareholders of MED, equal in the number to the number of shares of common stock of the Company outstanding immediately prior to the Merger, plus un-issued shares designated for use under employment agreements, or other similar contractual agreements, whether verbal or written, or designated for issuance to the Company's employees, agents, or third parties.

The Plan contemplated a series of transactions which resulted in a change of control of the Company. The transactions included:

(i) the election of eight (8) members to the Company's Board of Directors for a three-year term, as more fully described in the Company's Restated and Amended Articles of Incorporation and Bylaws;

(ii) the Restatement and Amendment of Articles of Incorporation and Bylaws of the Company reflecting the Name Change from Acadia National Health Systems, Inc. to Acadia Group, Inc. and eradication of "Shark Repellant" provisions set forth at Article VII; and

(iii) the approval of the transfer of assets of Acadia National Health Systems, Inc., which are used or useful in the operation of its business management services business to a wholly-owned subsidiary; the approval of the name change of the subsidiary to Acadia National Health Systems, Inc.; and the authorization of the officers of the parent and subsidiary to execute any and all documents necessary or appropriate to accomplish the foregoing, including without limitation the execution of documents of assignment and collateral security documents.

In conjunction with completion of the transactions contemplated by the Plan, the current directors and officers of the Company joined the in-coming directors, and will appoint successors as designated by the Restated and Amended Articles of Incorporation.

The Plan was approved by the Company's Board of Directors and the Company's stockholders prior to closing thereunder.

The Company's business activities are now conducted through WORLD and an additional wholly-owned subsidiary to be named "Acadia National Health Systems, Inc". Although the Company has adopted the assumed name of "Acadia Group, Inc.", the Plan required the Company to take the steps necessary to restate and amend its Articles of Incorporation in order to formally change its corporate name to "Acadia Group, Inc."


ITEM 4.  PURPOSE OF TRANSACTION

The Shareholder holds the Common Stock as a control person and affiliate of the Issuer.

     (a) The Shareholder may acquire more shares of Common Stock or dispose of Common Stock as business and market conditions dictate.

     (b) The Shareholder does not have any plans or proposals that relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries.

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     (c) The Shareholder does not have any plans or proposals that relate to or would result in a sale or transfer of a material amount of assets of the Company or any of its subsidiaries.

     (d) The Shareholder does not have any plans or proposals that relate to or would result in any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing open vacancies on the board.

     (e) The Shareholder does not have any plans or proposals that relate to or would result in any material change in the present capitalization or dividend policy of the Company.

     (f) The Shareholder does not have any plans or proposals that relate to or would result in any other material change in the Company's business or corporate structure.

     (g) The Shareholder does not have any plans or proposals that relate to or would result in changes in the Company's charter or bylaws or other actions which may impede the acquisition of control of the Company by any person.

     (h) The Shareholder does not have any plans or proposals that relate to or would result in causing a class of securities of the Company to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

     (i) The Shareholder does not have any plans or proposals that relate to or would result in a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

     (j) The Shareholder does not have any plans or proposals that relate to or would result in any action similar to any of those enumerated above.

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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

The Shareholder beneficially owns 2,465,223 shares of Common Stock, representing 21.5988% of the total issued and outstanding shares of Common Stock. The Shareholder has sole power to direct the vote of these shares and sole power to direct the disposition of such shares.

     (a) Number of Shares and Percentage of Common Stock Owned as of the date of this filing:

Name                     Position                      Shares        % Owned
-----------------------  ----------------------------  -----------   --------


Douglas Farrago          Board of Director, Member     2,465,223     21.600%
94 Shepley Street        Officer-Executive VP
Auburn, ME  04210        Medical Informatics

     (b) The Shareholder, Douglas Farrago, has the sole power to vote and to dispose of the shares described herein.

     (c) Not applicable.

     (d) The Shareholder knows of no person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares.

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     (e) Not applicable.


ITEM 6.  CONTRACTS, ARRANGEMENTS OR UNDERTAKINGS WITH RESPECT TO
         SECURITIES OF THE ISSUER

The Shareholder beneficially owns 2,465,223 shares of Common Stock of the Company, representing 21.5988% of the total issued and outstanding shares
of Common Stock of the Company.   The Shareholder has the authority to vote
or direct the vote of the Shareholder's shares of Common Stock of the Company.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Not Applicable


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SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   December 6, 1999

         /s/ Douglas Farrago


         DOUGLAS FARRAGO